

May 13, 2022

Daniel J. Hicklin
President and Chief Executive Officer
Werewolf Therapeutics, Inc.
1030 Massachusetts Avenue, Suite 210
Cambridge, MA 02138

> **Re: Werewolf Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2022**
> **File No. 333-264844**

Dear Dr. Hicklin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Rosemary G. Reilly, Esq.